UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

BRAZIL MINERALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

105861207

(CUSIP Number)

Roger Noriega

c/o 433 North Camden Drive, Suite 810

Beverly Hills, CA 90210

(833) 661-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 105861207	Schedule 13D

1.	Name of Reporting Person Roger Noriega
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power As of December 31,2017: 5,829,458 shares of Common Stock(1) As of June 29, 2022: 201,453,396 shares of Common Stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power As of December 31,2017: 5,829,458 shares of Common Stock(1) As of June 29, 2022: 201,453,396 shares of Common Stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person As of December 31,2017: 5,829,458 shares of Common Stock(1) As of June 29, 2022: 201,453,396 shares of Common Stock(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) As of December 31,2017: 5.93% As of June 29, 2022: 5.80%
14.	Type of Reporting Person IN

(1) Includes 5,827,100 shares of Common Stock issuable upon the exercise of options held by the Reporting Person, discussed in greater detail below, which were fully vested and exercisable.

(2) Includes 91,055,000 shares of Common Stock issuable upon the exercise of options held by the Reporting Person, discussed in greater detail below, which are fully vested and exercisable.

CUSIP NO. 105861207	Schedule 13D

EXPLANATORY NOTE

On December 31, 2017, the Reporting Person (as defined below) received options to purchase Common Stock of the Issuer (as defined below) as compensation for services rendered to the Issuer as a director which resulted in the Reporting Person being deemed to have acquired beneficial ownership of 5% or more of the Common Stock the Issuer; however, the Reporting Person inadvertently failed to file a Schedule 13D at that time. As such, this Schedule 13D includes disclosures as of December 31, 2017 (the date the Reporting Person’s filing obligations under Schedule 13D first began) and as of the filing date of this Schedule 13D, and also includes a summary disclosure of all relevant transactions involving the Issuer’s Common Stock which were effected by the Reporting Person during such period beginning on December 31, 2017 and ending on June 29, 2022.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Brazil Minerals, Inc. (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 433 North Camden Drive, Suite 810, Beverly Hills, CA 90210.

Item 2. Identity and Background

(a)	This Statement is being filed by Roger Noriega (the “Reporting Person”).
(b)	The Reporting Person’s business address is 433 North Camden Drive, Suite 810, Beverly Hills, CA 90210.
(c)	The Reporting Person’s principal business occupation is Managing Director of Vision Americas, a Latin America-focused consulting group that he founded. The address of Vision Americas is 1909 K Street NW, Suite 330, Washington, DC 20006. The Reporting Person also serves as independent director of the Issuer.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person has served as an independent director of the Issuer since 2012. Pursuant to a verbal compensation arrangement, the Issuer has granted to the Reporting Person, as compensation for his services as a director, options to acquire Common Stock on a quarterly basis (the “Options”), at an exercise price based on the average of the closing prices of the Common Stock for such quarter, and in the amount of shares such as to compute a Black-Scholes value of $12,500 for such grant (the “Options”). All Options granted by the Issuer vest immediately upon the date of the grant.

CUSIP NO. 105861207	Schedule 13D

On December 31, 2017, the Reporting Person received Options to purchase up to 3,173,500 shares of Common Stock, causing the Reporting Person to hold a total aggregate amount of 5,829,458 shares of Common Stock, inclusive of Common Stock issuable upon the exercise of the Options. This grant, among others, was reported on a Form 4 that was filed with the SEC on June 17, 2022.

As of December 31, 2020, pursuant to a revised the compensation arrangement authorized by the Board of Directors of the Company (the “Board”), the Reporting Person receives as compensation for services as a director, on a quarterly basis, Options to purchase up to 1,500 shares of Series D Convertible Preferred Stock of the Company at an exercise price of $0.10 per share. Each share of Series D Convertible Preferred Stock is convertible into 10,000 shares of Common Stock. Each such grant to date was reported on a Form 4 that was filed with the SEC on June 17, 2022.

On February 12, 2021 and March 2, 2021, the Reporting Person effected a series of transactions pursuant to the exercise of certain of his Options to purchase Common Stock and acquired, in the aggregate, 110,396,038 shares of Common Stock as a result of these transactions. These transactions were reported on a Form 4 that was filed with the SEC on June 17, 2022.

The above disclosures with respect to options or other securities convertible into Common Stock of the Issuer are based on the amount of securities issued to the Reporting Person which have not yet expired as of the date of this filing.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities of the Issuer for investment purposes and in connection with his service as a member of the Board of the Issuer. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Other than set forth above, the Reporting Person does not have any other present plans or proposals that relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

CUSIP NO. 105861207	Schedule 13D

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of December 31, 2017, the Reporting Person may have been deemed to beneficially own in the aggregate 5,829,458 shares of Common Stock, 2,358 of which were owned outright and 5,827,100 of which were issuable upon the exercise of Options held by the Reporting Person, representing approximately 5.93% of the Issuer’s outstanding Common Stock on such date (98,347,944 outstanding shares of Common Stock, based on the number of shares of Common Stock issued and outstanding as of December 22, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on December 22, 2017).

As of June 29, 2022, the Reporting Person may be deemed to beneficially own in the aggregate 201,453,396 shares of Common Stock, 110,398,396 of which are owned outright and 91,055,000 of which are issuable upon the exercise of Options and/or conversion of Series D Convertible Preferred Stock, representing approximately 5.80% of the Issuer’s outstanding Common Stock on such date (3,385,151,300 outstanding shares of Common Stock as of June 28, 2022).

(b)	The Reporting Person has sole voting and dispositive power over all Common Stock beneficially owned by him.

(c)	Except for the June 1, 2022 grant of Options to purchase shares of Series D Convertible Preferred Stock convertible into 15,000,000 shares of Common Stock of the Issuer described above in Item 3, there have been no transactions effected by the Reporting Person in the shares of Common Stock of the Issuer during the preceding 60 days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	Not applicable.

CUSIP NO. 105861207	Schedule 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP NO. 105861207	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2022

/s/ Roger Noriega

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